March 25, 2015

Our Dividend Reinvestment Plan - Enroll Today!

Dear Shareholder,

A dividend reinvestment plan is available to eligible shareholders. The dividend reinvestment plan provides a convenient and cost-effective way for eligible shareholders to acquire additional common shares of the Company by reinvesting cash dividends paid on their shareholdings. Funds reinvested under the Plan will be by way of Treasury Acquisitions, as defined in the Plan, and will be issued at a 3% discount to the Average Market Price*, as defined in the Plan.

For more information, please refer to our website at www.franco-nevada.com or contact the Plan Agent, Computershare Trust Company of Canada, at 1-800-564-6253 or www.investorcentre.com/franco-nevada. Shareholders should read the dividend reinvestment plan carefully before making any decision to enroll.

Registered Shareholders

You are a registered shareholder if the common shares are registered in your own name. Registered shareholders can join the Plan by completing the enrollment form available on our website.

Beneficial Shareholders

If your common shares are not registered in your name but are registered in the name of a nominee such as a bank, trust company, investment dealer or other intermediary, please contact your nominee to enroll in the Plan.

United States’ Shareholders

The Company has filed a registration statement on Form F-3 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company or Computershare will arrange to send you the prospectus if you request it by calling toll-free 1-800-564-6253.

Sincerely yours,

Franco-Nevada Corporation

*Subject to future amendments by the Board of Directors.